EXHIBIT (a)(5)(xi)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ERIC VAN GELDER,

Civil Action No. 18886 NC
Plaintiff,

v.

WILLIAM P. FRICKS, WILLIAM R.

HARVEY, STEPHEN R. WILSON,

GERALD L. BALILES, CHARLES A.

BOWSHER, SHIRLEY ANN JACKSON,

LEON A. EDNEY, JOSEPH J. SISCO and

NEWPORT NEWS SHIPBUILDING INC.,

Defendants

COMPLAINT

      Plaintiff alleges the following upon information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:

NATURE OF THE ACTION

      1. This is a class action on behalf of the public stockholders of Newport News Shipbuilding Inc. (“Newport” or the “Company”) arising out of the improper and unlawful conduct of the Company’s directors in connection with the sale of Newport. Plaintiffs contend that Newport's directors have breached their fiduciary duties owed to the Company’s shareholders by, among other things, agreeing to sell the Company without implementing an adequate sales process designed to maximize shareholder value.

THE PARTIES

      2. Plaintiff is the owner of shares of the common stock of Newport and has been the owner of such shares continuously since prior to the wrongs complained of herein.

      3. Newport is a corporation duly existing and organized under the laws of the State of Delaware, with its principal offices located at 4101 Washington Avenue, Newport News, Virginia. Newport is in the business of design, construction, repair, maintenance, overhaul and refueling of nuclear-powered aircraft carriers and submarines for the United States Navy.

      4. Defendant William P. Fricks (“Fricks”) is Chief Executive Officer and Chairman of the Board of Directors of Newport.

      5. Defendants William R. Harvey, Stephen R. Wilson, Gerald L. Baliles, Charles A. Bowsher, Shirley Ann Jackson, Leon A. Edney, Admiral (Ret.) And Joseph J. Sisco are directors of Newport.

      6. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Newport, and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

CLASS ACTION ALLEGATIONS

      7. Plaintiff brings this action individually and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of Newport common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

      8. This action is properly maintainable as a class action.

      9. The Class is so numerous that joinder of all members is impracticable. There are approximately 35.4 million shares of Newport common stock outstanding owned by hundreds, if not thousands, of Class members.

      10. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including the following:

            a. whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class;

            b.whether defendants are unlawfully preventing the Company’s shareholders from maximizing the value of their holdings; and

            c. whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

      11. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

      12. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

      13. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

      14. Since early 1999, General Dynamics has considered the possibility of a business combination with the Company. In late February or early March 2001, defendant Fricks and Mr. Nicholas B. Chabraja, Chairman and Chief Executive Officer of General Dynamics (“Chabraja”), decided that it was time to discuss specifics of a possible acquisition of Newport by General Dynamics.

      15. On March 26, 2001, General Dynamics and the Company signed a confidentiality agreement. Throughout the month of April, General Dynamics presented its views on the value of the Company and proposed a price of $67.50 per share for all of the outstanding common stock of Newport, or an aggregate purchase price of approximately $2.1 billion. On April 23, 2001, the Board of Directors of General Dynamics unanimously approved the proposed transaction. Thereafter, on April 24, 2001, the Individual Defendants unanimously approved the proposed transaction and agreed to recommend it to their shareholders.

      16. On or about April 25, 2001, Newport announced that it had entered into a definitive Agreement and Plan of Merger, dated as of April 24, 2001 (the “Merger Agreement”), with General Dynamics. Pursuant to the Merger Agreement, General Dynamics will seek to acquire all of the outstanding common stock of Newport for $67.50 per share in cash in a tender offer followed by a second-step merger (the “General Dynamics Transaction”).

      17. Prior to hurriedly entering into the General Dynamics Transaction, the Individual Defendants did not explore other strategic alternatives which may have more fully maximized shareholder value. In fact, on April 25, 2001, General Dynamics and the Company held a conference call to discuss the General Dynamics Transaction during which both defendant Fricks and Mr.

Chabraja commented on how quickly the proposed deal was pushed through. Specifically, Mr. Chabraja said that “the transaction moved so rapidly from the time that [Fricks] and I first began discussing it....” Fricks added, “As you can well imagine, as [Chabraja] said, this occurred in a fairly short order.”

      18. Notwithstanding the fact that the Individual Defendants did not canvass the market to identify the acquirer willing to pay the most for Newport, they agreed to the terms of the Merger Agreement which preclude them from soliciting superior bids and require Newport to pay $50 million to General Dynamics if the Merger Agreement is terminated under certain circumstances.

      19. On May 8, 2001, Northrop Grumman Corp. (“Northrop”) announced that it had launched its own bid to buy Newport. Specifically, Northrop has proposed to match General Dynamics’ bid of $67.50 per share of Newport in a combination of 75 percent stock and 25 percent cash. This should appeal to shareholders who want to remain in the stock market, especially in the defense field, said Al Myers, Northrop’s treasurer and head of company mergers and acquisitions. “We have structured it this way for those who have a preference of equity over cash, either because of tax reasons or a long-term belief in the business.”

      20. Any attempt by Northrop or any other third party interested in acquiring Newport in a hostile acquisition is effectively flutile absent the Individual Defendants’ approval. Newport maintains a Rights Plan (referred to herein as the “Poison Pill”), which, combined with the Company’s charter which provides for a staggered Board of Directors give the Individual Defendants veto power over any transaction they do not favor no matter how beneficial to Newport’s shareholders.

      21. Newport adopted its Poison Pill on June 10, 1998. The Poison Pill is triggered by a person or group acquiring 15% or more of Newport’s common stock without first obtaining the approval of a majority of Newport’s directors not affiliated with the acquiring person. In the event that the Poison Pill is triggered, Newport’s shareholders are effectively granted the right to acquire additional shares of Newport common stock for half of the existing market price for Newport’s shares. Moreover, if the acquiring person subsequently consummates a merger or obtains over 50% of Newport’s assets, Newport’s shareholders are granted the right to purchase common shares of the acquiring company for half of their market price.

      22. On April 25, 2001, Newport amended the Poison Pill to exclude only the General Dynamics Transaction from its provisions, thus maintaining the barriers against other interested parties.

      23. Moreover, Newport’s Restated Certificate of Incorporation, filed December 11, 1996 (the “Certificate”), provides for the establishment of a classified board of directors. Specifically, the Certificate provides that “[t]he Board of Directors shall be divided into three classes, Class I, Class II and Class III.” Each director in each class serves a three-year term.

      24. By staggering the election of its directors in this fashion, no party can gain control of Newport’s Board prior to the passing of at least two annual meetings. In effect, because the 2001 Annual Meeting is scheduled to take place on May 18, 2001, no third party bidder can gain control of Newport’s Board for nearly three years.

      25. Under the circumstances, a sale of the Company, the Individual Defendants were and are under a duty to:

(i) maximize shareholder value; and

(ii) undertake an appropriate evaluation of the Company’s net worth as a merger/acquisition candidate;

      26. As described above, the Individual Defendants have failed to ascertain the transactional value of Newport through open bidding or a “market check” mechanism. Rather, the Individual Defendants hastily entered into the General Dynamics Merger Agreement.

      27. By the acts, transaction and courses of conduct alleged herein, defendants, in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in Newport.

      28. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and thereby prevent the Class from receiving its fair share of Newport’s valuable assets and businesses as a result of a proposal by Northrop or some other bona fide offeror.

      29. Plaintiff and the Class have no adequate remedy at law.

      WHEREFORE, plaintiff demands judgement and preliminary and permanent relief, including injunctive relief, against defendants as follows:

            A. declaring this to be a proper class action and designating plaintiff as the Class representative;

            B. ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the class by announcing their intention to:

                  1) cooperate fully with any person or entity having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Northrop;

                  2) undertake an appropriate evaluation of Newport’s worth as a merger/acquisition candidate;

                  3) take all appropriate steps to enhance Newport’s value and attractiveness as a merger/acquisition candidate; and

                  4) take all appropriate steps to effectively expose Newport to the marketplace in an effort to create an active auction for Newport;

            C. ordering the Individual Defendants, jointly and severally, to account to plaintiff and the class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

            D. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

            E. granting such other and further relief as may be just and proper in the premises.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By:	/s/ Joseph A. Rosenthal

Suite 1401, Mellon Bank Center P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433

Of Counsel:

CAULEY GELLER BOWMAN & COATES, LLP
One Boca Place
2255 Glades Road, Suite 421A
Boca Raton, FL 33431
(561) 750-3000